

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4561

October 5, 2015

Clifford K. Bown
Chief Financial Officer
VASCO Data Security International, Inc.
1901 South Meyers Road, Suite 210
Oakbrook Terrace, IL 60181

      Re: VASCO Data Security International, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2014
             Filed March 13, 2015
             File No. 000-24389

Dear Mr. Bown:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Kathleen Collins

                                  Kathleen Collins
                                  Accounting Branch Chief
                                  Office of Information Technologies
                                  and Services